SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Redback Networks Inc.

(Name of Subject Company (Issuer))

Maxwell Acquisition Corporation

Telefonaktiebolaget LM Ericsson (publ)

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per Share

(Titles of Classes of Securities)

757209507

(CUSIP Number of Class of Securities)

Carl Olof Blomqvist

Senior Vice President, General Counsel and Head of Group Function Legal Affairs

Telefonaktiebolaget LM Ericsson (publ)

SE-164 83

Stockholm, Sweden

Tel: +46 8 719 00 00

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the filing person)

Copies to:

John M. Newell

Latham & Watkins LLP

505 Montgomery St., Suite 2000

San Francisco, CA. 94111-2562

Tel: (415) 391-0600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,075,616,00	$222,091

* Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 83,024,644 shares of common stock, par value $0.0001 per share, of Redback, including the associated preferred share purchase rights, at a purchase price of $25.00 per share. Such number of shares consists of (i) 69,908,406 shares of common stock issued and outstanding (net of shares of restricted stock that are subject to transferability restrictions), and (ii) shares that are expected to be issuable before the expiration of the Offer under vested options, stock appreciation rights, performance awards and other rights to acquire Redback shares.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.000107 of the transaction valuation.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $222,091	Filing Party: Telefonaktiebolaget LM Ericsson (publ)
Form or Registration No. Schedule TO-T	Date Filed: December 22, 2006

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended through the date hereof (as amended, the “Statement”), originally filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2006, by Maxwell Acquisition Corporation, a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Telefonaktiebolaget LM Ericsson (publ), a limited liability company organized under the Swedish Companies Act (“Ericsson”), relating to the offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, including the associated preferred share purchase rights (collectively, the “Shares”), of Redback Networks Inc., a Delaware corporation (“Redback”), at a purchase price of $25.00 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 22, 2006, as amended through the date hereof (as amended, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were previously filed as
Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Amendments to Offer to Purchase

Items 1 through 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1) The “Summary Term Sheet” of the Offer to Purchase is amended by deleting the words “Ericsson Holding II Inc., a wholly-owned subsidiary of Ericsson,” in the first sentence of the paragraph titled “If the Offer is consummated, will Redback continue as a public company?” in the Summary Term Sheet and replacing them with the words “Ericsson Virtual Office AB, an indirect wholly-owned subsidiary of Ericsson,”.

(2) The “Summary Term Sheet” of the Offer to Purchase is amended by deleting the words “Ericsson Holding II Inc., which is a wholly-owned subsidiary of Ericsson” in the second sentence of the paragraph titled “Will the Offer be followed by a Merger if all Shares are not tendered in the Offer?” in the Summary Term Sheet and replacing them with the words “Ericsson Virtual Office AB, which is an indirect wholly-owned subsidiary of Ericsson”.

(3) Section 9 (“Certain Information Concerning Ericsson and the Purchaser”) of the Offer to Purchase is amended by deleting the second sentence of the third paragraph in the sub-section titled “Ericsson and the Purchaser” and replacing it with the following:

“The Purchaser is wholly-owned by Ericsson Virtual Office AB, a limited liability company organized under the Swedish Companies Act (“EVO”), which is wholly owned by Ericsson Holding II Inc., a Delaware corporation (“Holding”). Holding is wholly-owned by Ericsson.”

(4) Section 9 (“Certain Information Concerning Ericsson and the Purchaser”) of the Offer to Purchase is amended and supplemented by adding the following at the end of the third paragraph in the sub-section titled “Ericsson and the Purchaser”:

“EVO’s principal executive offices are located at SE-164 83, Stockholm, Sweden. The telephone number of EVO at that office is +46 8 719 26 21.”

(5) Section 9 (“Certain Information Concerning Ericsson and the Purchaser”) of the Offer to Purchase is amended and supplemented by adding the following after the fifth paragraph of the sub-section titled “Ericsson and the Purchaser”:

“Except as described in this Offer to Purchase, (i) neither EVO, nor any associate or majority-owned subsidiary of EVO, beneficially owns or has a right to acquire any Shares or any other equity securities of Redback and (ii) neither EVO, nor any associate or majority-owned subsidiary of EVO, has effected any transaction in the Shares or any other equity securities of Redback during the past 60 days.

(6) Section 9 (“Certain Information Concerning Ericsson and the Purchaser”) of the Offer to Purchase is amended and supplemented by adding the following after the sixth paragraph of the sub-section titled “Ericsson and the Purchaser”:

“Except as set forth in this Offer to Purchase, EVO has not had any business relationship or transaction with Redback or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. EVO has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). EVO has not, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.”

(7) Section 12 (“Purpose of the Offer; Plans for Redback; Other Matters”) of the Offer to Purchase is amended by (a) deleting the words “Holding, a wholly-owned subsidiary of Ericsson,” in the first sentence of the second paragraph in the sub-section titled “Purpose of the Offer” and replacing them with the words “EVO, an indirect wholly-owned subsidiary of Ericsson,” (b) deleting the word “Holding” in the third sentence of the second paragraph in the sub-section titled “Purpose of the Offer” and replacing it with the word “EVO”, and (c) deleting the word “Holding” in the third sentence of the first paragraph of the sub-section titled “Plans for Redback” and replacing it with the word “EVO”.

Miscellaneous

Item 11 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

“Ericsson and the Purchaser are continuing their efforts to secure the material governmental approvals or consents, if applicable, that constitute Required Governmental Approvals for purposes of the Offer. Unless the German Federal Cartel Office initiates an in-depth investigation, the one-month waiting period under the German Act against Restraints on Competition is scheduled to expire on January 21, 2007. In addition, Ericsson and the Purchaser continue to comply with the merger notification requirements under the Chinese “Provisions On Acquisition of Domestic Enterprises By Foreign Investors.” Ericsson and the Purchaser currently expect that compliance with such provisions in China will not delay the expiration of the Offer at the initial Expiration Date. Except as set forth in the Offer to Purchase or in the Statement, or as otherwise required by applicable law, the Purchaser and Ericsson do not presently intend to make additional filings or notifications with respect to the Required Governmental Approvals prior to the expiration of the Offer.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAXWELL ACQUISITION CORPORATION

By: /s/ JAN ÖGREN
Name: Jan Ögren
Title: Chief Executive Officer

TELEFONAKTIEBOLAGET LM ERICSSON
(publ)

By: /s/ CARL OLOF BLOMQVIST
Name: Carl Olof Blomqvist
Title: Senior Vice President

By: /s/ GUNILLA MODÉN
Name: Gunilla Modén
Title: Vice President, Intellectual Property Rights

Date: January 16, 2007

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of December 22, 2006.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Press Release issued by Ericsson on December 19, 2006 (incorporated by reference to the Schedule TO-C filed by Ericsson with the SEC on December 20, 2006).

(a)(1)(H)	Summary Advertisement published on December 22, 2006.*

(a)(1)(I)	Press Release issued by Ericsson on December 27, 2006.**

(d)(1)	Agreement and Plan of Merger, dated as of December 19, 2006, among Ericsson, the Purchaser and Redback (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Redback with the SEC on December 20, 2006.).

(d)(2)	Tender and Stockholder Support Agreement, dated as of December 19, 2006, among Ericsson, the Purchaser, TCV IV, L.P. and TCV IV Strategic Partners, L.P.*

(d)(3)	Stockholder Support Agreement, dated as of December 19, 2006, among Ericsson, the Purchaser and Kevin DeNuccio.*

(d)(4)	Non-Tender Agreement, dated as of December 19, 2006, among Ericsson, Ebrahim Abbasi, George Antoun, Thomas L. Cronan, III, Rod. Couvrey, Scott Marshall, Stephen Tam and Simon Zarrin.*

(d)(5)	Confidentiality Agreement, dated as of December 11, 2006, by and between Redback and Ericsson.*

(d)(6)	Letter Agreement dated as of December 19, 2006, among Ericsson, Kevin DeNuccio, Ebrahim Abbasi, George Antoun, Thomas L. Cronan, III, Rod. Couvrey, Scott Marshall, Stephen Tam and Simon Zarrin.*

(d)(7)	Officer’s Certificate of Ericsson, dated January 4, 2007***

*	Previously filed with the Statement on December 22, 2006 or a previously filed amendment thereto.

**	Previously filed with the Statement on December 27, 2006.

***	Previously filed with the Statement on January 7, 2007.